UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act Of 1934

(Amendment No. 4)*

American Shared Hospital Services

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

029595-10-5

(CUSIP Number)

John F. Ruffle

603 Mountain Avenue

Apartment 231

New Providence, New Jersey 07974

(973) 769-1232

with a copy to:

Joseph R. DeHondt

Dykema Gossett PLLC

39577 Woodward Avenue

Suite 300

Bloomfield Hills, Michigan 48304

(248) 203-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 029595-10-5
1	Name of Reporting Person John F. Ruffle
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable.
6	Citizenship or Place of Organization United States
Number of	7	Sole Voting Power 410,746
shares beneficially owned by	8	Shared Voting Power
each reporting person with:	9	Sole Dispositive Power 410,746
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned By Each Reporting Person 410,746
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 6.5% (1)
14	Type Of Reporting Person IN

(1)

Based on American Shared Hospital Services (the “Issuer”) having an aggregate of 6,300,000 shares of common stock issued and outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2023.

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 4 (this “Schedule 13D/A No. 4”) to the Schedule 13D originally filed by John F. Ruffle (“Mr. Ruffle”) with the Securities and Exchange Commission (the “SEC”) on June 27, 2011 and amended by Schedules 13D/A filed on June 18, 2014, October 27, 2014, and January 20, 2016 (as amended, the “Original Schedule 13D”) with respect to the common stock, no par value (the “Common Stock”), of American Shared Hospital Services, a California corporation (the “Issuer”). Only those items that are reported in this Schedule 13D/A No. 4 are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used but not defined in this Schedule 13D/A No. 4 have the meanings given to them in the Original Schedule 13D.

Item 1.         Security and Issuer.

The address of the Issuer’s principal executive office is 601 Montgomery Street, Suite 1112, San Francisco, California 94111-2619.

Item 2.         Identity and Background.

(a)         The name of the person filing this Schedule 13D/A No. 4 is John F. Ruffle.

(b)         The residence of Mr. Ruffle is 603 Mountain Ave., Apt. 231, New Providence, NJ 07974.

(c)         Mr. Ruffle, a former director of the Issuer, is presently retired and an Emeritus Trustee of the Board of Trustees of Johns Hopkins University.

(d)         During the last five years, Mr. Ruffle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, Mr. Ruffle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Ruffle being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Ruffle is a United States citizen.

Item 3.         Source and Amount of Funds or Other Consideration.

On February 28, 2023, Mr. Ruffle transferred 141,000 shares of Common Stock (the “Transferred Shares”) as a gift for no consideration to the Ruffle Family Foundation (the “Foundation”), a donor-advised fund established through the J.P. Morgan Charitable Giving Fund, which is administered by the National Philanthropic Trust. Upon Mr. Ruffle’s donation to the Foundation, he ceased having control over the Transferred Shares and was informed that the Transferred Shares were sold by the National Philanthropic Trust. After the transfer, Mr. Ruffle retained voting and dispositive power over a total of 410,746 shares of Common Stock.

Item 4.         Purpose of Transaction.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4 to the extent applicable. Mr. Ruffle donated the Transferred Shares to the Foundation for estate planning and charitable purposes.

Mr. Ruffle does not have any current plans or proposals that relate to or would result in any of the matters specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Ruffle reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market, in private transactions, or otherwise, on such terms and at such times as Mr. Ruffle may deem advisable.

Item 5.         Interest in Securities of the Issuer.

(a)         The aggregate percentage of shares of Common Stock reported as beneficially owned by Mr. Ruffle is based on the Issuer having an aggregate of 6,300,000 shares of Common Stock issued and outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2023, which the Issuer filed with the SEC on November 14, 2023. As of the filing date of this Schedule 13D/A No. 4 (the “Filing Date”): Mr. Ruffle beneficially owns 410,746 shares of Common Stock, which represents approximately 6.5% of the issued and outstanding shares of the Issuer’s Common Stock.

(b)         As of the Filing Date, Mr. Ruffle has sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, 410,746 shares of Common Stock, all of which are directly held by Mr. Ruffle.

(c)         Mr. Ruffle has not effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d)         No person except for Mr. Ruffle has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Mr. Ruffle.

(e)         Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or similar relationships between Mr. Ruffle and any other person with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2023
/s/ John F. Ruffle
John F. Ruffle